July 24, 2014

Via E-mail
United States
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:         Advanced Cannabis Solutions, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 24, 2014
File No. 333-193890 Form 10-Q/A for the Fiscal Quarter ended March 31, 2014
Filed June 23, 2014
File No. 0-54457

Gentlemen,

We have been retained as the Company’s counsel for purposes of completing the registration process.   We have reviewed your comment letter dated July 18, 2014 and have numbered our responses below to coincide with the numbers in your comment letter.  Simultaneously, with this letter, we have filed Amendment No. 3 to the Registration Statement.

General

1. You disclose on page 2 that, as part of this offering, the selling shareholders are offering to sell "up to 376,000 shares of our common stock which they may receive upon the conversion of notes." We also note you have removed the following selling shareholders from this filing: Darren McCammon, Kathleen Morgan, Donald Smith and James Topliff. Please revise your filing, such as your fee table, prospectus cover page and legal opinion, to reflect this change to the total amount being registered. Please also revise your filing to indicate that the total number of shares of common stock which may be received upon the conversion of notes is 372,000 and not 376,000.

Response:  The Company apologizes for the confusion as Donald Smith’s shares were inadvertently omitted from the Registration Statement.  As you will note in the Selling Securities table in Amendment No. 3, his shares are included and as such the 376,000 shares issuable upon conversion of the notes is the correct amount.

Market for Our Common Stock, page 6

2. We note your response to prior comment 2. Please further revise your disclosure, such as on pages F-7, F-15 and F-21 to clarify that your stock is currently trading in the grey market and quotation on the OTC Bulletin Board has not resumed.

Response:  We have revised Amendment No. 3 throughout to disclose that quotation on the OTC Bulletin Board has not resumed.

Management's Discussion and Analysis of Financial Condition and Result of Operation, page 7

3. We note a news release stating that on June 19, 2014, that you "announced that the company has received final building plan approval from the county of Pueblo and will begin construction on the first of five 9000 sq ft. greenhouses. These light deprivation greenhouses will incorporate state of the art technology. Construction costs for the first greenhouse are budgeted at $400,000, with foundation work and site security upgrades expected to commence immediately." Please revise your Management's Discussion and Analysis to discuss the impact of this construction on your liquidity, capital resources and results of operations. As appropriate, please also revise your Trends section. Please see Item 303 of Regulation S-K.

Response:  We have revised the liquidity and capital resources section, Trends section and Business Section to discuss the impact of the construction costs.  See page 13, 14 and 16.  We believe that this is the appropriate section to discuss the impact.

Selling Shareholders, page 19

4. We note your response to prior comment 6 and the related revisions in your filing. Please disclose that during December 2013 and January 2014, your stock price fluctuated from $1.81 to $23.03. Please disclose how you determined the $5.00 conversion price for the notes and the $5.00 exercise price for the warrants in light of your stock price at the time.

Response:  Please note that the $5.00 exercise price for the warrants and the $5.00 conversion price were negotiated between the Company and the investors at a time when the prevailing market price of the Company’s common stock was $3.50 per share.  The $5.00 price reflected approximately 125% of that price.  We have disclosed the reasoning in the Registration Statement.  See page 25.

Financial Statements

Notes to Consolidated Financial Statements

Nature of Operations, History and Presentation, page F-7

5. We reissue comment 7 in our letter dated May 27, 2014. Please remove the portions of your next to last paragraph in this section that appear to be speculative and/or were not subjected to audit procedures.

Response:    We have revised the portions of this section that appear to be speculate and/or were not subject to audited procedures.  See page F-6.

Form 10-Q/A for Fiscal Quarter Ended March 31. 2014

Item 4— Controls and Procedures, page 29

6. We note your response to comment 10 in our letter dated May 27, 2014. It does not appear that it is appropriate to conclude on the effectiveness of disclosure controls and procedures at the time you submit an Exchange Act report to your independent public accountant for review. As such, our prior comment will be partially reissued. Please describe the effect of filing your Form 10-Q before your independent public accountant had finished their review procedures on your officers' conclusion regarding the effectiveness of your disclosure controls and procedures pursuant to Item 307 of Regulation S-K.

Response:

The Company amended their Form 10-Q to make certain changes requested by their former auditor, Cutler & Co. in their review.  Unfortunately, some of those changes (which the Company did not believe were material to their financial statements) were made after the Company inadvertently filed the 10-Q without a final review sign off from the auditor.  The Company had evaluated their internal controls prior to such filing and believed them to be adequate.  However, the occurrence of the filing without receiving final approval led the Company to reevaluate their internal controls and to disclose the deficiency which it did in the amended Form 10-Q filed on June 23, 2014.  The Company believes that it has established new procedures which they believe should reduce the likelihood of a reoccurrence.  In its Form 10-Q for the quarter ended June 30, 2014, the Company will disclose any steps taken to remediate the internal control deficiencies in accordance with Regulation S-K.

The Company believes that they have addressed all of the outstanding comments raised in your letter of July 8, 2014.  If you have any questions or desire any additional information please feel free to call me at (212) 930-9700.

Sincerely,

/s/ Arthur S. Marcus

Arthur S. Marcus, Esq.